                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                 (RULE 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. __________)/1/


                         MERKERT AMERICAN CORPORATION
-------------------------------------------------------------------------------
                               (Name of issuer)

                         COMMON STOCK, par value $.01
-------------------------------------------------------------------------------
                        (Title of class of securities)

                                  590080 10 7
-------------------------------------------------------------------------------
                                (CUSIP number)

                               December 18, 1998
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


                       (Continued on the following pages)

                              (Page 1 of 5 Pages)


________________________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP NO. 590080 10 7                                          PAGE 2 OF 5 PAGES
===============================================================================

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Merkert Enterprises, Inc. Employee Stock Ownership Trust
      I.R.S. Identification No. 04-6064550

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Commonwealth of Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          473,319 /1/ /2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          473,319 /1/ /2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      473,319 shares of Common Stock /1/ /2/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      EP

------------------------------------------------------------------------------

/1/ INCLUDES 25,034 SHARES HELD BY STATE STREET BANK AND TRUST COMPANY ("STATE STREET") AS ESCROW AGENT PURSUANT TO THAT CERTAIN INDEMNIFICATION ESCROW AGREEMENT, DATED DECEMBER 18, 1998, BY AND AMONG MERKERT AMERICAN CORPORATION, STATE STREET AND CERTAIN STOCKHOLDERS OF MERKERT AMERICAN CORPORATION.

/2/ VOTING AND DISPOSITIVE POWER OF SHARES HELD BY THE MERKERT ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST (THE "ESOT") IS HELD PRIMARILY BY THE ESOT. HOWEVER IN CERTAIN CIRCUMSTANCES THE ESOT BENEFICIARY CAN DIRECT THE VOTING OR CAUSE THE DISPOSITION OF SUCH SHARES BY THE ESOT.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G


Item 1(a).  Name of Issuer:
            --------------

            Merkert American Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            490 Turnpike Street
            Canton, Massachusetts 02021


Item 2(a).  Names of Persons Filing:
            -----------------------

            Merkert Enterprises, Inc. Employee Stock Ownership Trust

Item 2(b).  Business Mailing Address for the Person Filing:
            ----------------------------------------------

            Merkert Enterprises, Inc. Employee Stock Ownership Trust 500 Turnpike Street
            Canton, MA  02021


Item 2(c).  Citizenship:
            -----------

            Massachusetts


Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common stock, par value $.01

Item 2(e).  CUSIP Number:
            ------------

            590080 10 7

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            Not Applicable

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.     Ownership:
            ---------

            MERKERT ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST


            (a)  Amount Beneficially Owned:
                 473,319 shares of Common Stock (1) (2)

            (b)  Percent of Class:
                 6.6%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       None

                 (ii)  shared power to vote or to direct the vote:
                       473,319 shares of Common Stock (1) (2)

                 (iii) sole power to dispose or to direct the disposition of:
                       None

                 (iv)  shared power to dispose or to direct the disposition of:
                       473,319 shares of Common Stock (1) (2)

               /1/ Includes 25,034 shares held by State Street Bank and Trust Company ("State Street") as Escrow Agent pursuant to that certain Indemnification Escrow Agreement, dated December 18, 1998, by and among Merkert American Corporation, State Street and certain stockholders of Merkert American Corporation.

               /2/ Voting and dispositive power of shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust (the "ESOT") is held primarily by the ESOT. However in certain circumstances the ESOT beneficiary can direct the voting or cause the disposition of such shares by the ESOT.


Item 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------

            Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company:
            ------------------------------------------------------------

            Not Applicable

Item 8.     Identification and Classification of Members of the Group:
            ---------------------------------------------------------

            Not Applicable

Item 9.     Notice of Dissolution of Group:
            ------------------------------

            Not Applicable

Item 10.    Certification:
            -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 1998


                              Merkert Enterprises, Inc. Employee Stock
                              Ownership Trust

                              By:   /s/ James A. Schlindwein
                                    ----------------------------------------
                                    James A. Schlindwein, Trustee